EXHIBIT 99.A4






                               Exhibit 1.A.(11)

      Memorandum describing issuance, transfer and redemption procedures






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           INDIVIDUAL FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                  WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO'S
                  ISSUANCE, REDEMPTION AND TRANSFER PROCEDURES

     This document sets forth, as required by Rule 6e-3(T)(b)(12)(ii), the administrative procedures that will be followed by Western Reserve Life Assurance Co. of Ohio ("Western Reserve") in connection with the issuance of the Individual Flexible Premium Variable Life Insurance Policy ("Policy") described in this Registration Statement, the transfer of assets held thereunder, and the redemption by Policyowners of their interest in the Policies.

                    ----------------------------------------

1.   "Public Offering Price":

     PURCHASE AND RELATED TRANSACTIONS

     Set out below is a summary of the principal Policy provisions and administrative procedures, which might be deemed to constitute, either directly or indirectly, a "purchase" transaction. The summary shows that, because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual plans.

     (a)   PREMIUM SCHEDULES AND UNDERWRITING STANDARDS

     Premiums for the Policies will not be the same for all Policyowners. Western Reserve will require the Policyowner to pay an initial premium that is at least equal to a minimum monthly first year premium set forth in the Policy. Policyowners will determine a planned periodic premium payment schedule that provides for a level premium payable at a fixed interval for a specified period of time. Payment of premiums in accordance with this schedule is not, however, mandatory, and failure to make a planned periodic premium payment will not of itself cause the Policy to lapse. Instead, Policyowners may make premium payments in any amount at any frequency, subject only to the minimum premium amount(1), and the maximum premium limitation. If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limitation set forth in the Policy, Western Reserve will accept only that portion of the premium which will make total premiums equal that amount. Any portion of the

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1    The minimum premium amount is currently $84.00.


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premium in excess of that amount will be returned to the Policyowner and no further premiums will be accepted until allowed by the current maximum premium limitations set forth in the Policy. The Policy will remain in force so long as net surrender value is sufficient to pay certain monthly charges imposed in connection with the Policy. Thus, the amount of a premium, if any, that must be paid to keep the Policy in force depends upon the net surrender value of the Policy, which in turn depends on such factors as the investment experience and the cost of insurance charge. However, until the No Lapse Date shown on the Policy Schedule Page, the Policy will remain in force and no grace period will begin provided (1) no riders have been added since the Policy Date, including the current month, and (2) the total of the premiums received (minus any withdrawals, minus any outstanding loans and minus any pro rata Decrease Charge) equals or exceeds the minimum monthly guarantee premium shown in the Policy times the number of months since the Policy Date, including the current month.

     The cost of insurance rate utilized in computing the cost of insurance charge will not be the same for each insured. The chief reason is that the principle of pooling and distribution of mortality risks is based upon the assumption that the insured incurs an insurance rate commensurate with the mortality risk which is actuarially determined based upon factors such as attained age, sex, rate class and length of time a Policy is in force. Accordingly, while not all insureds will be subject to the same cost of insurance rate, there will be a single "rate" for all insureds in a given actuarial category.

     The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws. State insurance laws prohibit unfair discrimination among insureds, but recognize that premiums must be based upon factors such as age, sex, health and occupation.

     (b)    APPLICATION AND INITIAL PREMIUM PROCESSING

     Upon receipt of a completed application, Western Reserve will follow certain insurance underwriting (I.E., evaluation of risks) procedures designed to determine whether the proposed insureds are insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed insured before a determination can be made. A Policy will not be issued until this underwriting procedure has been completed.

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     If a premium is paid with the application, the premium will be held by WRL as part of its general account in a suspense account until the Policy Date. The Policy Date is the date set forth in the Policy when Western Reserve deems all underwriting requirements satisfied and insurance coverage is effective. On the Policy Date, the premium will be allocated to the Money Market Sub-Account until the Record Date and monthly deductions under the Policy will commence.

     Once any additional requirements are met, the Policy will be issued, the Free Look Period will begin, and the current value of the premium in the Money Market Sub-Account will be reallocated to the Accounts as elected by the Owner on the application. The date this occurs is called the Record Date. If the Record Date is not a Valuation Date, premium will be allocated to the Accounts on the first Valuation Date after the Record Date.

     If Western Reserve determines to its satisfaction that on the date the application is signed and submitted with an initial payment that the proposed insured was insurable and acceptable under Western Reserve's underwriting rules and that standards for insurance for the amount, plan and risk classification applied for in the application are met, then the insurance protection applied for, subject to the limits of liability and in accordance with the terms set forth in the Policy and in the conditional receipt, will by reason of such payment take effect on the later of the date of the application, or the completion of all medical tests and examinations (I.E., the Policy Date), if required.

     Under Western Reserve's current rules, the minimum specified amount at issue for Issue Ages 0-60 is $250,000 declining to $100,000 for Issue Ages above
60. Western Reserve reserves the right to revise its rules from time to time to specify a different minimum specified amount at issue.

     (c)    PREMIUM ALLOCATION

     In the application for a Policy, the Policyowner can allocate premiums among the sub-accounts of the Series Account and the Fixed Account. Premiums paid after the record date will be allocated in accordance with the Policyowner's instructions in the application. The minimum percentage of each premium that may be allocated to any account is currently 1%; percentages must be in whole numbers. The allocation for future premiums may be changed at any time by providing Western Reserve with written

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notification. However, Western Reserve reserves the right to limit the number of changes of the allocation of premiums to one per Policy year quarter.

    (d)    REINSTATEMENT

     A lapsed Policy may be reinstated any time within 5 years after the date of lapse and before the maturity date by submitting the following items to Western
Reserve:

           1.    A written application for reinstatement from the Policyowner;

           2.    Evidence of insurability satisfactory to Western Reserve; and

           3.    A premium that is large enough to cover:

                 (a) one monthly deduction at the time of termination; (b) the next two monthly deductions which will become due after the time of reinstatement; and (c) an amount sufficient to cover any surrender charge (as set forth in the Policy) calculated from the Policy Date to the date of reinstatement.

Any indebtedness on the date of lapse will not be reinstated. The Cash Value of the Loan Reserve on the date of reinstatement will be zero. The amount of Cash Value on the date of reinstatement will be equal to the Net Premiums paid at reinstatement, less the amounts paid in accordance with 3(a) and (c) above (that is, the one monthly deduction and any surrender charge). Upon approval of the application for reinstatement, the effective date of reinstatement will be the first monthly anniversary on or next following the date of approval of the application for reinstatement.

     (e)    REPAYMENT OF INDEBTEDNESS

     A loan under the Policy will be subject to an interest rate of 5.2% payable annually in advance (equivalent to an effective annual rate of 5.5%). Outstanding indebtedness may be repaid at any time before the maturity date of the Policy and while the Policy is in force. Payments made by the Policyowner while there is indebtedness will be treated as premium payments unless the Policyowner indicates that the payment should be treated as a loan repayment. Under Western Reserve's current procedures, at each Policy anniversary, Western Reserve will compare the amount of the outstanding loan (including interest in advance until the next Policy Anniversary, if not paid) to the amount in the loan reserve. Western


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Reserve will also make this comparison any time the Policyowner repays all or part of the loan. At each such time, if the amount of the outstanding loan exceeds the amount in the loan reserve, Western Reserve will withdraw the difference from the accounts and transfer it to the loan reserve, in the same manner as when a loan is made.

     If the amount in the loan reserve exceeds the amount of the outstanding loan, Western Reserve will withdraw the difference from the loan reserve and transfer it to the accounts in the same manner as premiums are allocated. Western Reserve will allocate the repayment of indebtedness at the end of the valuation period during which the repayment is received.

    (f)    CORRECTION OF MISSTATEMENT OF AGE OR SEX

     If Western Reserve discovers that the age or sex of any insured has been misstated, Western Reserve will adjust the death benefits based on what the cost of insurance charge for the most recent monthly deduction would have purchased based on the correct age or sex.

2.   "REDEMPTION PROCEDURES":

     SURRENDER AND RELATED TRANSACTIONS

     This section outlines those procedures, which might be deemed to constitute redemptions under the Policy. These procedures differ in certain significant respects from the redemption procedures for mutual funds and contractual plans.

     (a)    CASH VALUES

     At any time before the earlier of the death of the insured or the maturity date, the Policyowner may totally surrender or, after the first Policy year, make a cash withdrawal from the Policy by sending a written request to Western Reserve. The amount available for surrender is the net surrender value at the end of the valuation period during which the surrender request is received at Western Reserve's office. The net surrender value as of any date is equal to:

     (1) the cash value as of such date; minus

     (2) any surrender charge as of such date; minus

     (3) any outstanding Policy loan; plus


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     (4) any unearned loan interest.

     A surrender charge as described in appendix A will be deducted if the Policy is surrendered during the first 15 Policy years. Surrenders from the Series Account will generally be paid within seven days of receipt of the written request. Postponement of payments may, however, occur in certain circumstances(2).

     If the Policy is being totally surrendered, the Policy itself must be returned to Western Reserve along with the request. A Policyowner may elect to have the amount paid in a lump sum or under a settlement option.

     For a cash withdrawal, the amount available may be limited to no less than $500 and to no more than 10% of the net surrender value. The amount paid plus a processing fee equal to the lesser of $25 or 2% of the amount withdrawn will be deducted from the Policy's cash value at the end of the valuation period during which the request is received. The amount will be deducted from the accounts in the same manner as the current allocation instructions unless the Policyowner directs otherwise. Cash withdrawals are allowed only once each Policy year after the first Policy year.

     In addition, when death benefit Option A is in effect, the specified amount will be reduced by the cash withdrawal. No cash withdrawal will be permitted which would result in a specified amount lower than the minimum specified amount set forth in the Policy or would deny the Policy status as life insurance under the Internal Revenue Code and applicable regulations.

     (b)    BENEFIT CLAIMS

     As long as the Policy remains in force, Western Reserve will generally pay a death benefit to the named beneficiary in accordance with the designated death benefit option within seven days after Western Reserve receives due proof of death of the insured, and Western Reserve receives proof that the insured died while the Policy was in force, and verifies the validity of the claim. Payment of death benefits may, however, be postponed under certain circumstances(3). In particular, during the first two Policy years,

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2    Payment of any amount from the Series Account upon complete surrender, cash withdrawal, policy loan, or benefits payable at death or maturity may be postponed whenever: (i) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Commission; (ii) the Commission by order permits postponement for the protection of Policyowners; or (iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities in not reasonably practicable or it is not reasonably practicable to determine the value of the Series Account's net assets. Transfers may also be postponed under these circumstances. Western Reserve further reserves the right to defer payment of transfer, cash withdrawals or surrenders from the Fixed Account for up to six months. Payments under the Policy of any amount paid by check may be postponed until such time as the check has cleared the Policyowner's bank.
3    SEE note 3, SUPRA.


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and during the first two years after a Policy is reinstated, and in other circumstances in which Western Reserve may have a basis for contesting the claim, there can be a delay beyond the seven day period. The amount of the death benefit is determined at the end of the valuation period during which the insured dies. The death benefit proceeds payable under the designated death benefit option will be reduced by any outstanding indebtedness and any due and unpaid charges. The proceeds will be increased by any additional insurance provided by rider and any unearned loan interest.

     The amount of the death benefit is guaranteed not to be less than the current specified amount of the Policy. These proceeds may be reduced by any outstanding indebtedness and any due and unpaid charges. The death benefit may, however, exceed the specified amount of the Policy. The amount by which the death benefit exceeds the specified amount depends upon the death benefit option in effect and the cash value of the Policy. Under Death Benefit Option A, the death benefit will only vary when the limitation percentage set forth in the Policy times the cash value exceeds the specified amount of the Policy. Under Death Benefit Option B, the death benefit will always vary with the cash value because the death benefit equals either the specified amount plus the cash value or the limitation percentage times the cash value.

     The amount of the benefit payable at maturity is the net surrender value of the Policy on the maturity date. These proceeds will be reduced by any outstanding indebtedness. This benefit will only be paid if the insured is living on the Policy's maturity date. The Policy will mature on the anniversary nearest the insured's 95th birthday, if the insured is living and the Policy is in force, unless the Policy stays in force through the Extended Maturity Date provision.

     (c)    POLICY LOANS

     After the first Policy year and so long as the Policy remains in force, the Policyowner may borrow money from Western Reserve using the Policy as the only security for the loan. The maximum amount that may be borrowed is an amount, which, together with any loans already outstanding and any surrender charge, is 90% of the cash value. Indebtedness equals the total of all Policy loans less any unearned loan interest on the loans. The loan value will be determined at the end of the valuation period during which


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the loan request is received. Loans have priority over the claims of any assignee or other person. The loan may be repaid all or in part at any time before that maturity date and while the Policy is in force. Payments made by the Policyowner while there is indebtedness will be treated as premium payments unless the Policyowner indicates that the payment should be treated as a loan repayment. The interest rate charged on Policy loans accrues daily. Interest payments are payable annually in advance. If unpaid when due, interest will be added to the amount of the loan and will become part of the loan and bear interest at the same rate.

     A Policyowner may allocate a Policy loan among the accounts. If no such allocation is made, Western Reserve will allocate the loan in accordance with the Policyowner's current allocation instructions. The loan amount will normally be paid within seven days after receipt of a written request. Postponement of loans may take place under certain circumstances(4).

     Cash Value equal to the portion of the Policy loan plus interest in advance until the next Policy anniversary allocated to each account will be transferred from the account to the loan reserve, reducing the Policy's Cash Value in that account. The loan reserve is a portion of the Fixed Account to which amounts are transferred as collateral for Policy loans. As noted above, under Western Reserve's current procedures, at each Policy anniversary, Western Reserve will compare the amount of the outstanding loan (including interest in advance until the next Policy anniversary, if not paid) to the amount in the loan reserve. Western Reserve will also make this comparison any time the Policyowner repays all or part of the loan. At each such time, if the amount of the outstanding loan exceeds the amount in the loan reserve, Western Reserve will withdraw the difference from the accounts and transfer it to the loan reserve, in the same manner as when a loan is made. If the amount in the loan reserve exceeds the amount of the outstanding loan, Western Reserve will withdraw the difference from the loan reserve and transfer it to the accounts in the same manner as premiums are allocated. Cash Value in the loan reserve will be credited with guaranteed interest at 4% per year. Additional interest may be credited to this Cash Value.

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4    SEE note 3, SUPRA.


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     (d)   POLICY LAPSE

     Lapse will only occur where net surrender value is insufficient to cover the monthly deduction, and a grace period expires without a sufficient payment. If net surrender value on any Monthly Anniversary is insufficient to cover the monthly deduction on such day, the Policyowner must, except as noted below, pay during the grace period a payment at least sufficient to provide a net premium to cover the sum of the monthly deductions due within the grace period. However, until the No Lapse Date shown on the Policy Schedule Page, the Policy will remain in force and no grace period will begin provided (1) the total premiums received (minus any withdrawals, minus any outstanding loans and minus any pro rata Decrease Charge) equals or exceeds the minimum monthly guarantee premium shown in the Policy times the number of months since the Policy date, including the current month, and (2) no riders have been added since the Policy Date, including the current month. Should the Policyowner request the addition of any rider after the Policy Date but prior to the No Lapse Date, the Policyowner will be notified as to the effect on grace period processing prior to the date the rider is effective.

     If net surrender value is insufficient to cover the monthly deduction, Western Reserve will notify the Policyowner and any assignee of record of the minimum payment needed to keep the Policy in force. The Policyowner will then have a grace period of 61 days, measured from the date notice is sent to the Policyowner, to make sufficient payment. If Western Reserve does not receive a sufficient payment within the grace period, lapse of the Policy will result. If a sufficient payment is received during the grace period, any resulting premium will be allocated among the accounts in accordance with the Policyowner's then current instructions. If the insured dies during the grace period, the death benefit proceeds will equal the amount of death benefit proceeds immediately prior to the commencement of the grace period, reduced by any due and unpaid charges. See Reinstatement, p.4.

3.   TRANSFERS

     The Series Account currently has sixteen sub-accounts. Each sub-account invests exclusively in the shares of a corresponding portfolio of WRL Series Fund, Inc., an open-end, diversified investment management company registered with the Commission. Policyowners may transfer Cash Value among


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the sub-accounts of the Series Account or from the sub-accounts to the Fixed
Account, which is part of Western Reserve's general account. For transfers from the Fixed Account to a sub-account, Western Reserve reserves the right to require that transfer requests be in writing and received at Western Reserve's administrative office within thirty days after a Policy anniversary. Under the Policy, the amount that may be transferred is limited to the greater of (a) 25% of the amount in the Fixed Account, or (b) the amount transferred in the prior Policy year from the Fixed Account, unless Western Reserve consents otherwise. The transfer will take place on the day Western Reserve receives the request. No transfer charge will apply to transfers from the Fixed Account to a Sub-Account. Amounts may be withdrawn from the Fixed Account for cash withdrawals and surrenders only upon written request of the Policyowner, and are subject to any applicable requirements for a signature guarantee. Western Reserve further reserves the right to defer payment of transfers, cash withdrawals, or surrenders from the Fixed Account for up to six months. In addition, Policy provisions relating to transfers, cash withdrawals or surrenders from the Series Account will also apply to Fixed Account transactions. Policyowners may make transfer requests in writing or by telephone. Written requests must be in a form acceptable to Western Reserve. Telephonic requests are permissible if the Policyowner has previously authorized telephone transfers in writing. Western Reserve may, at any time, revoke or modify the transfer privilege. Cash value transferred from one sub-account into more than one sub-account counts as one transfer. Western Reserve will effectuate transfers and determine all values in connection with transfers at the end of the valuation period during which the transfer request is received. Postponement of transfers may take place under certain circumstances(5). Western Reserve reserves the right to impose a $10 transfer charge for each transfer in excess of one per Policy Month or twelve per Policy year and will be deducted from each sub-account from which a transfer is being made in an equal amount. Transfers resulting from policy loans, the exercise of conversion rights, and the reallocation of cash value immediately after the record date, will not be subject to a transfer charge.

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5    SEE note 3, SUPRA.

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4.   CONVERSION PROCEDURE

     At any time upon written request within 24 months of the Policy date, the Policyowner may elect to transfer all sub-account values to the Fixed Account. No transfer charge will be assessed.

5.   PRO RATA DECREASE CHARGE

     If, during the first 15 Policy years, the Specified Amount is decreased, a pro rata Decrease Charge will be deducted from the Cash Value. Western Reserve will determine the pro rata Decrease Charge by first calculating the Contingent Deferred Surrender Charge that would apply if the Policy was being surrendered. It wiTll then multiply the Contingent Deferred Surrender Charge by the ratio of the requested decrease in Specified Amount to the initial full Specified Amount. The pro rata Decrease Charge is equal to: (1) the amount of the Specified Amount decrease; divided by (2) the full Specified Amount on the Policy Date; multiplied by (3) the then current Contingent Deferred Surrender Charges, as of the date of the decrease based on the Specified Amount on the Policy Date, as determined under the Surrender Charge provision. The pro rata Decrease Charge will not be deducted from the Cash Value when a Specified Amount decrease results from (a) a change in the Death Benefit Option, or (b) a withdrawal when the Death Benefit is Option A. The pro rata Decrease Charge is determined from the Policy Date to the date of the decrease using the formula above, regardless of whether there were any prior lapses and reinstatements or decreases in Specified Amount. If a pro rata Decrease Charge is deducted due to a decrease in Specified Amount, any future Contingent Deferred Surrender Charges incurred during the fist fifteen Policy years will be reduced proportionately.


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                                   APPENDIX A

     SURRENDER CHARGE

     During the first fifteen Policy years, a Surrender Charge will be incurred upon surrender of the Policy. The Surrender Charge consists of the sum of an Issue Charge and a Sales Charge.


         (a) Issue Charge. The Issue Charge is a level charge of $5.00 per thousand of Specified Amount at issue. See the table below indicating the charges per thousand dollars of initial Specified Amount.

         (b) Sales Charge. The Sales Charge is (1) 26.5% of the sum of all premiums paid up to the Surrender Charge Base Premium shown in the Policy and (2) for the sum of all premiums paid in excess of the first Surrender Charge Base Premium ("excess premium charge"), a percentage which varies by the Issue Age and sex of the Insured.

         (c) Surrender Charge Factor. As stated above, the factor is applied to the sum of the Issue Charge and Sales Charge due upon any surrender of a Policy during the first fifteen Policy years. In Policy years 1 - 10 this factor is 1.00 for male Insureds at Issue Ages 0 - 65 and female Insureds at Issue Ages 1-70, then declines at the rate of 0.20 per year until reaching zero at the end of the fifteenth (15th) Policy year as shown below. For Insureds with older Issue Ages, this factor is less than 1.00 at the end of the tenth (10th) Policy year and declines to zero at the end of the fifteenth (15th) Policy year. Therefore, application of the factor to the sum of the Issue Charge and Sales Charge in the event of any surrender during the eleventh through fifteenth Policy years will result in reduced surrender charges. If a surrender occurs after the fifteenth (15th) Policy year, there are no Issue Charge or Sales Charge due. See the example below.


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                            SURRENDER CHARGE FACTORS
                             MALES ISSUE AGES 0 - 65
                             FEMALES ISSUE AGES 0-70

                      SURRENDER CHARGE FACTOR
                      END OF POLICY YEAR*                  FACTOR
                      -------------------                  ------

        At Issue......................................      1.00
        1-10..........................................      1.00
        11............................................       .80
        12............................................       .60
        13............................................       .40
        14............................................       .20
        15............................................         0
        16+...........................................         0
        *  THE FACTOR ON ANY DATE OTHER THAN ANNIVERSARY
           WILL BE INTERPOLATED BETWEEN THE TWO END OF
           YEAR FACTORS.

         (c) Example (1): Assume a male insured purchases the Policy when age 35 for $250,000 of Specified Amount, paying the Surrender Charge Base Premium of $2,518, and an additional premium amount of $482 in excess of the Surrender Charge Base Premium, for a total premium of $3,000 per year for four years ($12,000 total for four years), and then surrenders the Policy. The Surrender Charge would be calculated as follows:

(i)     ISSUE CHARGE - [250 x $5.00]
        ($5.00/$1,000 of Initial Specified Amount at issue)        =   $1,250.00

(ii)    SALES CHARGE:
       (1)     26.5% of Surrender Charge Base Premium paid
               [26.5% x $2,518], and                               =   $  667.27
       (2)     8.4% of premiums paid in excess of Surrender Base
               Premium [8.4% x $9,482]                             =   $  796.49

(iii)   APPLICABLE SURRENDER CHARGE FACTOR
        [(a)$1,250 + (b)($667.27 + $796.49)] x 1.00
        SURRENDER CHARGES = [$1,250.00 + $1,463.76] x 1.00         =   $2,713.76


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